Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of ExlService Holdings, Inc. for the registration of $150,000,000 3.50% Convertible Senior Notes due 2024 and 2,282,055 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2018, except for Note 27, as to which the date is February 28, 2019, with respect to the consolidated balance sheet of ExlService Holdings, Inc. as of December 31, 2017, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2017, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 28, 2019